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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**SEC FILE NUMBER**
**8 – 52846**

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FOR THE PERIOD BEGINNING **JANUARY 1, 2010** AND ENDING **DECEMBER 31, 2010**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

**ADVANCED EQUITIES SERVICES CORP.** **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**c/o Accounting and Compliance International-40 Wall Street-34th Floor,**

| **NEW YORK,** | **NEW YORK** | **10005** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**GARY GETTENBERG** **(212) 668 - 8700**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAs, LLP**

**132 Nassau Street, Suite 1023** **New York** **NY** **10038**

**X** **Certified Public Accountant**

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, *SAL DiCARLO,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *ADVANCED EQUITIES SERVICES CORP., as of DECEMBER 31, 2010,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GARY GETTENBERG
Notary Public, State of New York
No. 31-4766504
Qualified in New York County
Commission Expires October 31, 20 14

X ______ Signature

CEO
Title

X ______ Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# ADVANCED EQUITIES SERVICES CORP.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2010

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 723,180 |
| Due from broker | 50,010 |
| Securities - at market value (Note 3) | 499,731 |
| Commissions receivable | 385,773 |
| Office equipment, net of accumulated depreciation of $27,598 (Note 2(d)) | - |
| Other assets | 6,380 |
| Total assets | $ 1,665,074 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | 81,697 |
| Total liabilities | 81,697 |
| **Commitments and Contingencies** (Note 5) | |
| **Stockholders' equity** (Note 6) | |
| Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding. | 25,000 |
| Additional paid-in capital | 975,000 |
| Retained earnings | 583,377 |
| Total stockholders' equity | 1,583,377 |
| Total liabilities and stockholders' equity | $ 1,665,074 |

*The accompanying notes are an integral part of this statement.*